UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 June 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Logistics expands manufacturing support services with Eaton Corporation, 15 June 2006

15 June 2006

TNT LOGISTICS EXPANDS MANUFACTURING SUPPORT SERVICES WITH EATON CORPORATION

TNT Logistics North America, a leading provider of supply chain logistics services, announced that it is expanding the warehousing footprint it provides to Eaton Corporation at its facility in Indianapolis. The operation, known as Eaton Logistics Center (ELC), provides aftermarket parts distribution, kitting, subassembly, sequencing and plant metering for Eaton.

The ELC opened in 2002 when Eaton first collaborated with TNT on a network redesign that would centralize supply chain activities into a singular logistics environment. The ELC has helped Eaton to streamline its supply chain for greater flexibility in the cyclical truck manufacturing industry where it competes.

"The strong Eaton and TNT relationship has created an environment that provides a competitive advantage in cost savings and customer service," said Jerry Brown, contract manager, TNT Logistics North America. "We expect these new opportunities will continue as the two companies collaboratively grow the business."

TNT's expansion with Eaton includes the addition of 100,000 square feet to the 140,000 square-foot center that TNT has operated for the past four years. This expansion will enable the TNT operation to process a greater throughput as Eaton grows by providing parts and components to the healthy truck production market in North America.

"We're pleased to be able to accommodate our customer's need for additional capacity and services," said Steve Gundlach, vice president, TNT Logistics North America. "This latest expansion signifies the faith that they have in our ability to provide high-quality, on-demand supply chain logistics services."

TNT Logistics North America is a business unit of TNT Logistics. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterpri! ses. TNT exploits technology to achieve optimization, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tires, general industry, fast moving consumer goods/retail, rail and utilities. The TNT Logistics North America web site address is: www.tntlogistics.us.

TNT Logistics employs 36,000 people, who are operating in 28 countries, managing more than 79 million square feet of warehouse space. For 2005, TNT Logistics reported sales of $4.22 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 16 June 2006